ENTERACTIVE, INC.
                         25 West 45th Street, Suite 306
                              New York, N.Y. 10036


                                               January 23, 1998


To The Holders of Enteractive, Inc.'s Common Stock Purchase Warrants Expiring December 13, 2001:

         Please be advised that the Company's Plan to exchange one share of the Company's Common Stock for 2.8 of its Common Stock Purchase Warrants expiring December 13, 2001 has been amended to reduce the percentage of Warrants which are required to be tendered to close the Exchange Offer from 100% to 90%. Prior to this amendment, the closing of the Exchange Offer was contingent upon all holders of the Preferred Stock consenting to the amended terms of the Preferred Stock which were described in the original Offering Circular/Proxy Statement mailed to Warrant holders. Accordingly, as part of the percentage reduction, the Exchange Offer is also being amended to provide that no Warrant holder may participate in the Exchange Offer unless they agree to amend the terms of the Preferred Stock owned by them.

         For a detailed description of these amendments to the terms for the proposed transaction, please see the enclosed Supplement to the Offering
Circular/Proxy Statement. In order to implement the new thresholds of the Exchange Offer, all Warrant holders and Preferred Stockholders who have submitted their documentation to Continental Stock Transfer and Trust Company ("Continental") only need to sign and deliver to the Company at 25 West 45th Street. Suite 306, New York, New York 10036 (Telecopy #212-768-3838) on or before February 6, 1998 (the Expiration Date of the Exchange Offer) the letter agreement attached as Exhibit A to the Supplement.

         For those of you who have not submitted their documentation to Continental and still would like to participate in the Exchange Offer, please forward the signed consent, the letter of transmittal and the warrant to Continental at 2 Broadway, New York, New York 10004. The enclosed letter agreement attached as Exhibit A needs to be delivered to the Company at 25 West 45th Street, Suite 306, New York, New York 10036 (Telecopy #212-768-3838) on or before February 6, 1998 (the Expiration Date of the Exchange Offer).



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         If you have any  questions  please  contact  Ken Gruber or  myself.  We apologize for any inconvenience.


                                             Sincerely,


                                             /s/ Andrew Gyenes
                                             ------------------------------
                                             Chairman of the Board




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